UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 20) *

Elron Electronic Industries Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
290160-10-0
(CUSIP Number)
Kurt Keren, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) CO

* Does not include 6,153 Ordinary Shares held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., an indirect subsidiary of DIC, as portfolio manager (the “Epsilon Clients’ Shares”). The Reporting Person disclaims beneficial ownership of the Epsilon Clients’ Shares. See also Item 5.

** Excludes the Epsilon Clients’ Shares.

Page 2 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) CO

* Includes 14,966,339 Ordinary Shares owned by DIC. Does not include (i) 1,064, 161 Ordinary Shares which are held for members of the public through provident funds, mutual funds, pension funds and exchange traded funds, which are managed by companies controlled by Clal Insurance Enterprises Holdings Ltd., a subsidiary of IDB Development and (ii) the Epsilon Clients’ Shares (collectively, the “Managed Shares”). The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.

Page 3 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eduardo Sergio Elsztain.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) IN

* Includes 14,966,339 Ordinary Shares owned by DIC. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.

Page 4 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mordechay Ben-Moshe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) IN

* Includes 14,966,339 Ordinary Shares owned by DIC. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.

Page 5 of 13 pages

This Amendment No. 20 on Schedule 13D/A (the “Amendment”) amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd. (the “Statement”). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed in connection with changes in the Reporting Persons as a result of the change in control of IDB Development Corporation Ltd ("IDB Development").

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

Item 2.                                Identity and Background

(a), (b) and (c):     The Reporting Persons.

On May 8, 2014, following court proceedings conducted against IDB Holding Corporation Ltd. ("IDB Holding") by holders of its debt securities, the closing of a creditors' arrangement in IDB Holding commenced, and as part of such closing shares constituting 53.3% of the outstanding share capital of IDB Development were transferred to companies controlled by Eduardo Elsztain and Mordechay Ben-Moshe, in equal parts. Until such date, IDB Holding held all the outstanding shares of IDB Development. As of result of the aforementioned transfer, IDB Holdings ceased to be a Reporting Person (along with its former controlling shareholders: Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat), and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel holds directly 14,966,339 Ordinary Shares. DIC organizes, acquires interests in, finances and participates in the management of companies.

(2)           IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of May 8, 2014, IDB Development owned approximately 74% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC

The following persons may, by reason of their interests in, and relationships among them with respect to, IDB Development, be deemed to control the corporations referred to in paragraphs (1) - (2) above:

(3)           Mr. Eduardo Sergio Elsztain, whose address is 108 Bolivar St. (C1006AAB) Ciudad Autonoma de Buenos Aires, Argentina. His present principal occupations are Co-Chairman of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones Y Representaciones Sociedad Anonima; Chief Executive Officer of Alto Palermo (APSA) S.A Cresud S.A.C.I.F y A; Businessman and director of companies.

(4)           Mr. Mordechay Ben-Moshe, whose address is the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation are Co-Chairman of IDB Development and DIC; Chief Exective Officer of ExtraHolding GmbH and Extra Energy Supply Ltd.; Businessman and director of companies.

As of May 8, 2014 –

Eduardo Elsztain holds 85% of the share capital of Consultores Assets Management S.A., a stock corporation incorporated in Argentina ("CAM") which holds the full ownership of Consultores Venture Capital Uruguay S.A., a stock corporation incorporated in Uruguay ("CVCU"). CAM holds all (100%) the voting rights in Dolphin Fund Ltd., an investment fund incorporated in Bermuda, and CVCU acts as the investment Manager of Dolphin Fund Ltd. Dolphin Fund Ltd. holds all (100%) the outstanding shares of Dolphin Investments (Gibraltar) Ltd., a company incorporated in Gibraltar, which in turn owns all (100%) the outstanding shares of Dolphin Netherlands B.V., a company incorporated in the Netherlands. Dolphin Netherlands B.V. owns 26.65% of the outstanding shares IDB Development. It is noted that Dolphin Fund Ltd. has also issued participating shares which are not entitled to voting rights but are entitled to certain economic rights. Certain companies controlled indirectly by Mr. Elsztain hold approximately 88.5% of such participating shares. Eduardo Elsztain is a Co-Chairman of each of the boards of directors of IDB Development and of DIC. Alejandro Elsztain, the brother of Mr. Eduardo Elsztain, is a director of IDB Development.

Page 6 of 13 pages

Mordechay Ben-Moshe holds all (100%) outstanding shares of C.A.A. Extra Holdings Ltd., a privately held company incorporated in Israel. C.A.A. Extra Holdings Ltd. owns 26.65% of the outstanding shares IDB Development. Mordechay Ben-Moshe is a Co-Chairman of each of the boards of directors of IDB Development and of DIC. Jacob Moshiashvili, the father of Mr. Mordechay Ben-Moshe, is a director of IDB Development.

Dolphin Netherlands B.V. and C.A.A. Extra Holdings Ltd. have joined a shareholders agreement previously entered into between corporations controlled by each of Eduardo Elsztain and Mordechay Ben-Moshe, with respect to their ownership of the outstanding shares of IDB Development constituting in the aggregate 53.3% of the outstanding shares of IDB Development (the "IDB Shareholders Agreement"), for the purpose of maintaining and exercising control of IDB Development as one single group of shareholders. The term of the IDB Shareholders Agreement is the earlier of seven years from May 8, 2014 or the purchase of one party's holdings in IDB Development by the other party in accordance with the conditions of the IDB Shareholders Agreement. The IDB Shareholders Agreement may be terminated upon the mutual agreement of both parties.

By reason of the control of IDB Development by Eduardo Elsztain and Mordechay Ben-Moshe and the relations between them, as set forth above, Eduardo Elsztain and Mordechay Ben-Moshe may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development and DIC.

The beneficial holdings of Mr. Elsztain and Mr. Ben-Moshe in IDB Development could increase as a result of the creditors’ arrangement process.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC and (ii) IDB Development are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D & E previously attached to the Statement.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B  to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve Elron or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

On May 8, 2014, following court proceedings conducted against IDB Holding by holders of its debt securities, the closing of a creditors' arrangement in IDB Holding commenced, and as part of such closing shares constituting 53.3% of the outstanding share capital of IDB Development were transferred to companies controlled by Eduardo Elsztain and Mordechay Ben-Moshe, in equal parts. By reason of the control of IDB Development by Eduardo Elsztain and Mordechay Ben-Moshe and the relations between them, as set forth above, Eduardo Elsztain and Mordechay Ben-Moshe may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development and DIC. The beneficial holdings of Mr. Elsztain and Mr. Moshe in IDB Development could increase as a result of the creditors’ arrangement process.

Page 7 of 13 pages

 Item 4.                                Purpose of Transaction

The response to Item 3 of this Statement is incorporated herein by reference.

The Ordinary Shares acquired by DIC were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional shares of Ordinary Shares, or sell all or any portion of the Ordinary Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

As of May 8, 2014:

DIC owned directly 14, 966,339 Ordinary Shares, or approximately 50.32% of the outstanding Ordinary Shares.

IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 14,966,339 Ordinary Shares owned by DIC, constituting approximately 50.32% of the outstanding Ordinary Shares. IDB Development disclaims beneficial ownership of all the Ordinary Shares held by DIC.

The Reporting Persons who are natural persons may each be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 14,966,339 Ordinary Shares beneficially owned by DIC, constituting approximately 50.32% of the outstanding Ordinary Shares. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by DIC.

Elron advised the Reporting Persons that as of May 8, 2014, there were 29,743,767 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Shares set forth above are based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from March 8, 2014 through May 8, 2014.

According to the information provided to the Reporting Persons, none of the executive officers and directors of IDB Development and DIC owned as of May 8, 2014 any Ordinary Shares. According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from March 8, 2014 through May 8, 2014.

Item 7.                                Material to be filed as Exhibits

Schedules A & B	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC and (ii) IDB Development.

Appendix 1		Authorization Letter dated May 14, 2014 between Eduardo Elsztain and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Eduardo Elsztain

Appendix 2		Authorization Letter dated May 13, 2014 between Mordechay Ben-Moshe and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mordechay Ben-Moshe

Page 8 of 13 pages

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 20 is true, complete and correct.

Date:  May 20, 2014

DISCOUNT INVESTMENT CORPORATION LTD. IDB DEVELOPMENT CORPORATION LTD. EDUARDO SERGIO ELSZTAIN MORDECHAY BEN-MOSHE

BY:     DISCOUNT INVESTMENT CORPORATION LTD.

          (signed)
BY:     ______________________________
Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., Eduardo Sergio Elsztain, Mordechay Ben-Moshe, pursuant to agreements annexed hereto as Exhibits 1 and 2 and annexed to Amendment No. 18 to the Statement as Exhibit 3 thereto.

Page 9 of 13 pages

Schedule A

Directors and Executive Officers
o f
Discount Investment Corporation Ltd.
(as of May  8, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Mordechay Ben-Moshe 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Co-Chairman of the Board of Directors	Co-Chairman of IDB Development and DIC; Chief Exective Officer of ExtraHolding GmbH and Extra Energy Supply Ltd.; Businessman and director of companies.
Eduardo Sergio Elsztain 108 Bolivar St. (C1006AAB) Ciudad Autonoma de Buenos Aires, Argentina	Co-Chairman of the Board of Directors
Co-Chairman of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones Y Representaciones Sociedad
Anonima; Chief Executive Officer of Alto Palermo (APSA) S.A Cresud S.A.C.I.F y A;
Businessman and director of companies.

Prof. Niv Ahituv 33 Drezner St., Tel Aviv Israel	External Director	Professor; Director of companies.
Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Doron Cohen 26 HaNegev St., Ganei Tikva Israel	Director	Director of companies.
Pinchas Buchris 1 Nataf St., Ramat HaSharon Israel	Director	Director of companies.
Aharon Fogel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies
Saul Lapidus 108 Bolivar St. (C1006AAB) Ciudad Autonoma de Buenos Aires, Argentina	Alternate director (to Mr. Elsztain)	Chief Executive Officer of Cladd S.A.;
Michel Dahan 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of DIC; Chairman of NetVision Ltd., Cellcom Israel Ltd. and Koor Industries Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of DIC; Chief Executive Officer of Koor Industries Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of DIC; Chief Executive Officer of Elron Electronic Industries Ltd.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC.

========================================

Page 10 of 13 pages

Schedule B

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of May 8, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Co-Chairman of the Board of Directors
Co-Chairman of the Boards of Directors of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones Y Representaciones Sociedad
Anonima; Chief Executive Officer of Alto Palermo (APSA) S.A Cresud S.A.C.I.F y A; Businessman and director of companies

Mordechy Maurice Ben Moshe 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Co-Chairman of the Board of Directors	Co-Chairman of IDB Development and DIC; Chief Exective Officer of ExtraHolding GmbH and Extra Energy Supply Ltd.; Businessman and director of companies.
Alejandro Gustavo Elsztain Alto Palermo, Moreno 877 24th Floor Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina	Director	Vice-Chairman of IRSA Inversiones Y Representaciones Socicdad Anonima, Cresud S.A.C.I.F. y A and Alto Palermo (APSA) S.A. CEO of Fibesa S.A. and Vice President of Nuevas Frontertas S.A.
Saul Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director	Partner and founder of Zang, Bergel & Vines Law firm.
Yitschaq Asraf 53, Yehuda Street, Modiin, Israel	Director	Advocate, Yitschaq Asraf law firm.
Jacob Moshiashvili 11 Shezif Street, Lod, Israel	Director	Bank Minzrahi Tefahot – Branch Manager
Saúl Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Alternate director for Eduardo Elsztain	CEO of Cladd S.A.
Mario I. Blejer Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Saul Zang	Vice Chairman of Banco Hipotecario de Argentina
Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Alejandro Elsztain	Director of companies
Henry Ben Chimol 17 Shaar Hagai, Haifa 34555428, Israel	External Director	Head of the Unit for External Studies of the Haifa University
Giora Inbar 16 Haela Street, Timrat 3657600, Israel	External Director	General Manager of Ofakei Danish Ltd.

Page 11 of 13 pages

Ilan Halperin 26 Yaari Meir Street, Tel Aviv 6937126, Israel	Director	Director of companies
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Chief Executive Officer of IDB Development
Igal Salhov 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of IDB development
Shmuel Roy Meltzer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 6702301, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice Chief Executive Officer (for Comptrolling)	Vice CEO (for Comptrolling) of IDB Development.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of IDB Development.

==============================

Exhibit 1
                               May 14, 2014

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. (“DIC”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or a Schedule 13D and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

Very truly yours, (signed) Eduardo Sergio Elsztain

A g r e e d:

(signed)
______________________________
Discount Investment Corporation Ltd.

==============================

Page 12 of 13 pages

Exhibit 2
                                May 13, 2014

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. (“DIC”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or a Schedule 13D and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

Very truly yours, (signed) Mordechay Ben-Moshe

A g r e e d:

(signed)
_____________________________
Discount Investment Corporation Ltd.

==============================

Page 13 of 13 pages